UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made two announcements, each dated September 1, 2020, with The Stock Exchange of Hong Kong Limited relating to the summer business updates of Youdao, Inc. (“Youdao”), a subsidiary of NetEase, Inc. (“NetEase”).

Forward Looking Statements

These announcements contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about the expected benefits of Youdao’s increased sales and marketing efforts, Youdao’s expectation that such measures may widen its net losses for the ongoing quarter and the anticipated impact on the consolidated financial statements of NetEase are or contain forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that China’s online education industry will not continue to grow or that Youdao will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect NetEase’s or Youdao’s operations or financial results; risks associated with NetEase’s or Youdao’s business and operating strategies and its ability to implement such strategies; NetEase’s or Youdao’s ability to develop and manage their respective operations and businesses; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase and/or Youdao operate; competition in NetEase’s or Youdao’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s or Youdao’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Exhibits

Exhibit 99.1 — Overseas Regulatory Announcement

Exhibit 99.2 — Inside Information Announcement in Relation to a Listed Subsidiary — Youdao, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Charles Zhaoxuan Yang
		Name:	Charles Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	September 1, 2020

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